SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

 (Amendment No. 1) 1

ANHUI TAIYANG POULTRY CO., INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

035248 10 3
(CUSIP Number)

Marc J. Ross, Esq.
James M. Turner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY10006
Tel: (212) 930-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

    Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   035248 10 3

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Firm Success International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,686,990
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,686,990
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,990*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*This calculation is based upon 10,440,033 shares of common stock of Anhui Taiyang Poultry Co., Inc. outstanding as of August 12, 2011, as reported in Anhui Taiyang Poultry Co., Inc.’s quarterly report on Form 10-Q filed on August 15, 2011.

CUSIP No.   035248 10 3

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Phong Sae-Ia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,686,990
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,686,990
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*This calculation is based upon 10,440,033 shares of common stock of Anhui Taiyang Poultry Co., Inc. outstanding as of August 12, 2011, as reported in Anhui Taiyang Poultry Co., Inc.’s quarterly report on Form 10-Q filed on August 15, 2011.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Anhui Taiyang Poultry Co., Inc., aDelaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located atNo. 88, Eastern Outer Ring Road, Ningguo City, Anhui Province, 242300, People’s Republic of China.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares reported owned by each person named herein is based upon 10,440,033 Shares outstanding as of August 12, 2011, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 15, 2011.

(a)
As of the date hereof, each Reporting Person beneficially owns 4,686,990 shares of the Issuer’s common stock, which represents approximately 44.9% of the Issuer’s common stock. Phong is the sole shareholder in Firm Success and his beneficial ownership in the Issuer is based upon his interest in Firm Success.

(b)	Each Reporting Person may be deemed to hold sole voting and dispositive power over 4,686,990 shares of common stock of the Issuer as issued to Firm Success.

(c)
Since the filing of the original Schedule 13D, Firm Success, on August 26, 2011, gifted 200,000 shares of common stock of the Issuer to an unaffiliated third party. Other than the gifting of the shares has reported herein, the Reporting Personshave not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Personshave the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,686,990 shares of common stock reported in Item 5(a).

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 8, 2011

FIRM SUCCESS INTERNATIONAL, LTD.

By:	/s/ PHONG SAE-IA
	Name:	PhongSae-Ia
	Title:	Director

/s/ PHONG SAE-IA
PhongSae-Ia